Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 8 DATED OCTOBER 15, 2020
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated June 15, 2020, Supplement No. 3, dated July 15, 2020, Supplement No. 4, dated July 21, 2020, Supplement No. 5, dated August 14, 2020, Supplement No. 6, dated August 27, 2020, and Supplement No. 7, dated September 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of November 1, 2020;
●	the calculation of our September 30, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	an update regarding the impacts of the novel coronavirus (“COVID-19”);
●	updated information regarding distributions;
●	an update on investments in real estate;
●	an update to our intended allocation to sources of liquidity; and
●	updated experts information.
●	NOVEMBER 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2020 (and distribution reinvestment plan issuances following the close of business on October 30, 2020 and share redemptions as of October 31, 2020) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.0904	$10.5659
Class W	$10.0904	$10.0904
Class I	$10.0904	$10.0904

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “September 30, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	SEPTEMBER 30, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures. Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of September 30, 2020 and August 31, 2020:

	As of
(in thousands)	September 30, 2020	August 31, 2020
Investments in industrial properties	$1,294,100	$1,256,850
Investment in unconsolidated joint venture partnerships	312,161	304,937
Cash and cash equivalents	180,683	177,965
Other assets	10,276	9,954
Line of credit, term loan and mortgage notes	(464,250)	(464,250)
Other liabilities	(26,328)	(24,754)
Accrued performance component of advisory fee	(6,195)	(5,054)
Accrued fixed component of advisory fee	(895)	(874)
Aggregate Fund NAV	$1,299,552	$1,254,774
Total Fund Interests outstanding	128,791	124,634

The following table sets forth the NAV per Fund Interest as of September 30, 2020 and August 31, 2020:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of September 30, 2020
Monthly NAV	$1,299,552	$1,207,131	$63,837	$24,942	$3,642
Fund Interests outstanding	128,791	119,632	6,326	2,472	361
NAV Per Fund Interest	$10.0904	$10.0904	$10.0904	$10.0904	$10.0904
As of August 31, 2020
Monthly NAV	$1,254,774	$1,166,971	$60,894	$23,275	$3,634
Fund Interests outstanding	124,634	115,912	6,049	2,312	361
NAV Per Fund Interest	$10.0677	$10.0677	$10.0677	$10.0677	$10.0677

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2020, we estimated approximately $43.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of September 30, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.3%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	IMPACT OF COVID-19

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The extent of the impact on the commercial real estate sector continues to vary dramatically across real estate property-types and markets, with certain property segments affected particularly harshly. While no property sector is immune to COVID-19, the industrial real estate sector continues to outperform most property sectors. We will end the quarter with $1.7 billion in assets, 26% leverage (calculated as our total borrowings outstanding divided by the fair value of our real properties plus our investment in unconsolidated joint venture partnerships plus cash and cash equivalents) and over $150 million in cash, and continue to seek high quality, income-producing real estate, with a focus on core industrial opportunities. While much remains unknown regarding the broader economy, we believe we are in a position of strength to weather the effects of COVID-19 while providing our stockholders with access to high quality, income-producing commercial real estate. We are confident in our disciplined investment strategy, asset base, and underlying tenant composition.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of September 2020 and were paid to all stockholders of record as of the close of business on September 30, 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
September 2020	10/1/2020	$0.037	$0.041	$0.045
●	UPDATE ON INVESTMENTS IN REAL ESTATE

During the quarter ended September 30, 2020, we directly acquired two industrial buildings totaling 0.3 million square feet located in one market for an aggregate contractual purchase price of $32.5 million. Also, on July 15, 2020, we acquired a minority ownership interest in two joint venture partnerships consisting of 83 properties, including 18 buildings under construction in the pre-construction phase for an aggregate contractual purchase price of $301.0 million. Through our minority ownership interests in our joint venture partnerships (which are shown as if we owned a 100% interest), we completed the development of three industrial buildings comprising an aggregate 1.0 million square feet and a total purchase price, including costs to complete the development, of approximately $59.0 million during the period from July 16, 2020 through September 30, 2020.

As of September 30, 2020, we owned and managed, either directly or through our minority ownership interests in our joint venture partnerships, a total real estate portfolio comprised of 124 industrial buildings totaling 29.4 million square feet, located in 23 markets throughout the United States, with 191 customers, and was 81.1% occupied (86.3% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage with leases in place that have not yet commenced. As of September 30, 2020:

●	108 industrial buildings totaling approximately 26.0 million square feet comprised our operating portfolio, which includes stabilized properties, and was 90.8% occupied (94.3% leased).

●	16 industrial buildings totaling approximately 3.4 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.
●	LIQUIDITY

The following sections of the Prospectus are updated as indicated to reflect an update regarding our intended allocation to sources of liquidity:

1. The first full paragraph on page 10 of the Prospectus in the section titled, “Prospectus Summary–Investment Strategy” is hereby superseded and replaced with the following:

We currently maintain, under normal operating circumstances and subject to any limitations and requirements relating to our qualification as a REIT, an allocation to a number of sources of liquidity including cash, cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities, liquid real estate-related securities and undrawn amounts under our corporate line of credit ("cash-related liquidity") of 10% of our equity. We presently intend to maintain an allocation to sources of cash-related liquidity other than undrawn amounts under our corporate line of credit of at least 5% of our equity, and will maintain an undrawn amount under our corporate line of credit to cover any difference in our cash-related liquidity allocation, ensuring an allocation to cash-related liquidity of 10% of our equity. Notwithstanding our intention to allocate 10% of our equity to cash-related liquidity investments, the actual allocation percentage may from time to time be higher or lower due to factors such as real estate market conditions, the amount of proceeds we raise in this offering, increased redemption requests, the availability and relative attractiveness of other investment opportunities, an increase in anticipated cash requirements, or other circumstances existing at the time we are making investments, subject to any limitations or requirements relating to our qualification as a REIT. With respect to investments in real estate-related securities and other securities, while our primary goal in making such investments is to preserve liquidity in support of our share redemption program, in the future we may change our objectives with respect to investments in real estate-related securities. Targeted securities investments may include, but are not limited to, the following: (i) equity securities such as preferred stocks, common stocks and convertible preferred securities of public or private real estate companies (including other REITs, real estate operating companies, homebuilders and other real estate companies), (ii) debt securities issued by other real estate companies, (iii) U.S. government and agency securities and (iv) certain other types of securities that may help us reach our diversification, liquidity and other investment objectives.

2. The first full paragraph on page 51 of the Prospectus in the section titled, “Questions and Answers About This Offering—Can I Request That My Shares Be Redeemed?” is hereby superseded and replaced with the following:

Although the majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, in order to provide liquidity to fund redemptions, we currently maintain, under normal operating circumstances and subject to any limitations and requirements relating to our qualification as a REIT, an allocation to a number of sources of liquidity including cash, cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities, liquid real estate-related securities and undrawn amounts under our corporate line of credit ("cash-related liquidity"), of 10% of our equity. We presently intend to maintain an allocation to sources of cash-related liquidity other than undrawn amounts under our corporate line of credit of at least 5% of our equity, and will maintain an undrawn amount under our corporate line of credit to cover any difference in our cash-related liquidity allocation, ensuring an allocation to cash-related liquidity of 10% of our equity. Borrowings under our current corporate line of credit may be used not only to fund our share redemption program, but also to fund acquisitions or for any other corporate purpose. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from this offering and/or sales of our assets.

3. The second risk factor that begins on page 54 of the Prospectus in the section titled, “Risk Factors—Risks Related to Investing in This Offering” is hereby superseded and replaced with the following:

In order to provide liquidity to fund redemptions, we currently intend to maintain a number of sources of aggregate liquidity including cash, cash equivalents, other short-term investments, U.S. government securities, agency securities, liquid real estate-related securities and undrawn amounts under our corporate line of credit of 10% of our equity. In addition, we may draw down amounts under our corporate line of credit. These measures may result in lower returns to you.

Although the majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, in order to provide liquidity to fund redemptions, we currently intend to maintain, under normal operating circumstances and subject to any limitations and requirements relating to our qualification as a REIT, a number of sources of liquidity including cash, cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities, liquid real estate-related securities and undrawn amounts under our corporate line of credit ("cash-related liquidity") of 10% of our equity. In addition, we may draw down amounts under our corporate line of credit to cover any difference in our cash-related liquidity allocation, ensuring an allocation to cash-related liquidity of 10% of our equity. Our allocation of a portion of our equity to liquid investments may result in lower returns than if we had invested in additional properties and using borrowings for redemptions will reduce the funds available to retire debt or acquire additional properties, which may result in reduced profitability and restrict our ability to grow our NAV.

4. The second full paragraph on page 113 of the Prospectus in the section titled, “Investment Strategy, Objectives and Policies—Investment Strategy” is hereby superseded and replaced with the following:

 We currently maintain, under normal operating circumstances and subject to any limitations and requirements relating to our qualification as a REIT, an allocation to a number of sources of liquidity including cash, cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities, liquid real estate-related securities and undrawn amounts under our corporate line of credit ("cash-related liquidity") of 10% of our equity. We presently intend to maintain an allocation to sources of cash-related liquidity other than undrawn amounts under our corporate line of credit of at least 5% of our equity, and will maintain an undrawn amount under our corporate line of credit to cover any difference in our cash-related liquidity allocation, ensuring an allocation to cash-related liquidity of 10% of our equity. Notwithstanding our intention to allocate 10% of our equity to cash-related liquidity investments, the actual allocation percentage may from time to time be higher or lower due to factors such as real estate market conditions, the amount of proceeds we raise in this offering, increased redemption requests, the availability and relative attractiveness of other investment opportunities, an increase in anticipated cash requirements, or other circumstances existing at the time we are making investments, subject to any limitations or requirements relating to our qualification as a REIT. With respect to investments in real estate-related securities and other securities, while our primary goal in making such investments is to preserve liquidity in support of our share redemption program, in the future we may change our objectives with respect to investments in real estate-related securities. Targeted securities investments may include, but are not limited to, the following: (i) equity securities such as preferred stocks, common stocks and convertible preferred securities of public or private real estate companies (including other REITs, real estate operating companies, homebuilders and other real estate companies), (ii) debt securities issued by other real estate companies, (iii) U.S. government and agency securities and (iv) certain other types of securities that may help us reach our diversification, liquidity and other investment objectives.

●	EXPERTS

The statements included in this Supplement under the section titled “September 30, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.